Exhibit 99.1

IGI to Release Fourth Quarter and Full Year 2020 Financial Results on March 11, 2021

HAMILTON, Bermuda, February 18, 2021 - International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today announced that it expects to release financial results for the fourth quarter and full year 2020, on Thursday, March 11, 2021, after the close of the U.S. financial markets.

The results, along with an accompanying slide presentation deck, will be posted in the Investors section of the Company website at www.iginsure.com.

The Company will host an investor teleconference, including a question and answer period, on Friday, March 12, 2021, at 9:00 a.m. Eastern time to discuss the fourth quarter and full year 2020 financial results. The teleconference can be accessed by dialling 1-877-270-2148 (U.S. callers), or 1-412-902-6510 (international callers), and asking to join the IGI call approximately 10 minutes in advance of the start of the call.

A live, listen-only webcast of the call will be available via the Investors section of the Company website at www.iginsure.com, and the webcast will also be archived in the Investors section of the Company website.

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About IGI:

IGI is an international specialist commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI is an entrepreneurial business with a worldwide portfolio of energy, property, general aviation, construction & engineering, forestry, ports & terminals, marine cargo, marine trades, financial institutions, general third-party liability, legal expenses, professional indemnity, marine liability, political violence, and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, PR & Marketing Manager

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com